FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For June 9, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-203157 and 333-203157-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

RBS notes credit ratings action by S&P

9 June 2015

The Royal Bank of Scotland Group plc ("RBS") notes the decision by Standard & Poor's Rating Services ("S&P") to:

•	downgrade the long-term counterparty credit rating of The Royal Bank of Scotland plc and certain of its subsidiaries by one notch;
•	downgrade the long-term counterparty credit rating of Ulster Bank Limited and Ulster Bank Ireland Limited by one notch;
•	affirm the short-term rating of The Royal Bank of Scotland plc and certain of its subsidiaries; and
•	move the ratings of The Royal Bank of Scotland plc and certain of its subsidiaries to Outlook Stable from Credit Watch Negative.

S&P summary credit rating actions:

Entity	Long-term credit rating	Outlook	Short term rating
The Royal Bank of Scotland plc	One notch downgrade	Stable	Affirmed
National Westminster Bank plc	One notch downgrade	Stable	Affirmed
The Royal Bank of Scotland N.V.	One notch downgrade	Stable	Affirmed
RBS Securities Inc.	One notch downgrade	Stable	Affirmed
Ulster Bank Limited	One notch downgrade	Stable	Affirmed
Ulster Bank Ireland Limited	One notch downgrade	Stable	Affirmed

For further information, please contact:

RBS Investor Relations

Matthew Richardson

Head of Debt Investor Relations

+44 (0) 20 7678 1800

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	June 9, 2015	By:	/s/ Alan Ewing Mills
			Name:	Alan Ewing Mills
			Title:	Assistant Secretary